Mail Stop 0510

      May 10, 2005

By U.S. Mail and facsimile

Mr. Robert R. Zic
Principal Accounting Officer
The Female Health Company
515 North State Street, Suite 2225
Chicago, IL	60610

Re:	The Female Health Company
	Form 10-KSB for the year ended September 30, 2004
      File No. 1-13602

Dear Mr. Zic:

      We have reviewed your filings and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Form 10-KSB for the Year Ended September 30, 2004

Note 1 - Nature of Business and Significant Accounting Policies -
Revenue Recognition

1. As indicated in your accounts receivable accounting policy, we note that you offer a right of product returns from customers in connection with unsold product which has expired or is expected to expire before it is sold. Address for us supplementally how you have determined that you can reasonably estimate the amount of future returns as required by paragraph 6f of SFAS 48. In this regard, address the factors set forth in paragraph 8 of SFAS 48 and address whether those factors impair you ability to make a reasonable estimate of returns. In particular, please tell us how you estimate the returns of new customers which you have no previous relationship.
Also tell us what the estimated life of your product is and how you determine whether items may be returned due to expiration.
Clarify
in your revenue recognition policy that revenue is recorded net of such estimated returns.

2. Address for us supplementally and revise your disclosures as appropriate to address those instances where you have recognized revenue other than at shipment.

Note 1 - Nature of Business and Significant Accounting Policies -
Earnings per Share

3. In future filings disclose the number of incremental common shares issuable upon conversion of your convertible preferred stock or convertible debt and the exercise of stock options and warrants that were not included in diluted earnings per share because their effect would be anti-dilutive. Refer to paragraph 40c of SFAS 128.

Note 1 - Nature of Business and Significant Accounting Policies -
Other Comprehensive Income

4. Tell us supplementally and revise future filings to address the $249,555 adjustment to other comprehensive loss. Tell us the nature of the adjustment, the terms and parties to the intercompany debt and the appropriateness of reflecting this adjustment in other comprehensive income.

Note 8 - Common Stock - Stock Options Plans

5. As indicated by transactions reflected within your Consolidated Statements of Stockholders` Equity, we note that you issued stock through the cashless exercise of stock options and warrants. Please address supplementally and revise future filings to clarify your accounting for stock and warrants granted with cashless exercise features. Your response should identify the accounting literature you relied on and address the guidance in Issue 48 of EITF 00-23:
Issues Related to the Accounting for Stock Compensation under APB Opinion No. 25 and FASB Interpretation No. 44.

Item 8A. Controls and Procedures

6. We note your statement that the chief executive officer and the principal accounting officer have concluded that the company`s disclosure controls and procedures are effective "except as discussed below." Given the exceptions noted, it remains unclear whether your chief executive officer and principal accounting officer have concluded that your disclosure controls and procedures are effective.
Please revise your disclosure to state, in clear and unqualified language, the conclusions reached by your chief executive officer and your principal accounting officer on the effectiveness of your disclosure controls and procedures. For example, if true, you can state that your disclosure controls and procedures are effective including consideration of the identified matters, so long as you provide appropriate disclosure explaining how the disclosure controls and procedures were determined to be effective in light of the identified matters. Or, if true, you can state that given the identified matters, your disclosure controls and procedures are not effective. You should not, however, state the conclusion in your current disclosure, which appears to state that your disclosure controls and procedures are effective except to the extent that they are not effective.

7. Disclose in greater detail the nature of the material weaknesses identified in your disclosure. In this regard, also revise to disclose the specific steps that the company has taken, if any, to remediate the material weaknesses.

8. Disclose when the material weaknesses were identified, by whom they were identified and when the material weaknesses began. In addition, to the extent that the material weaknesses began prior to the fourth quarter of fiscal 2004, disclose whether, in light of what they know now regarding the existence of the material weaknesses, the officers continue to believe that the financial statements covering prior periods are materially correct.

9. We note your disclosure regarding your disclosure controls and procedures centers around whether the controls were effective in timely alerting your Chief Executive Officer and Principal Accounting
Officer to "material information relating to the Company required to be included in the Company`s periodic filings." In future filings, please revise your disclosure to clarify, if true, that your officers concluded that your disclosure controls and procedures are effective to ensure that information required to be disclosed by you in the reports that you file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Commission`s rules and forms and to ensure that information required to be disclosed by the company in the reports that it files or submits under the Exchange Act is accumulated and communicated to your management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.
Otherwise, please simply conclude that your disclosure controls and procedures are effective or ineffective, whichever the case may be.
Address this comment as it relates to your disclosures under Item
4.
Controls and Procedures included in your Form 10-QSB for the quarter ended December 31, 2004.


*	*	*

	Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a supplemental response letter that keys your responses to our comments and provides any requested supplemental information. Detailed letters greatly facilitate our review. Please file your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:
* the company is responsible for the adequacy and accuracy of the disclosure in their filings;
* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      If you have any questions regarding these comments, please direct them to Patricia Armelin, Staff Accountant, at (202) 824-
5563,
Jeanne Baker, Assistant Chief Accountant, at (202) 942-1835 or, in their absence, to the undersigned at (202) 824-5373.
      .


							Sincerely,




							John Cash
							Accounting Branch Chief

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Mr. Robert R. Zic
May 10, 2005
Page 1 of 4



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0510

         DIVISION OF
CORPORATION FINANCE